Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial information on pages 1-20 of this exhibit concerning TotalEnergies with respect to the third quarter of 2022 and nine months ended September 30, 2022 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of September 30, 2022, unaudited statements of income, comprehensive income, cash flow and business segment information for the third quarter of 2022 and nine months ended September 30, 2022 and unaudited consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2022 on pages 22 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2022.

A.	KEY FIGURES

			3Q22				9M22
			vs	in millions of dollars,			vs
3Q22	2Q22	3Q21	3Q21	except earnings per share and number of shares	9M22	9M21	9M21
69,037	74,774	54,729	+26%	Sales	212,417	145,515	+46%
19,420	18,737	11,180	+74%	Adjusted EBITDA[1]	55,581	28,017	+98%
10,279	10,500	5,374	+91%	Adjusted net operating income[2] from business segments	30,237	12,893	x2.3
4,217	4,719	2,726	+55%	Exploration & Production	13,951	6,914	x2
3,649	2,555	1,608	x2.3	Integrated Gas, Renewables & Power	9,255	3,484	x2.7
1,935	2,760	602	x3.2	Refining & Chemicals	5,815	1,356	x4.3
478	466	438	+9%	Marketing & Services	1,216	1,139	+7%
(108)	(1,546)	1,377	ns	Net income (loss) from equity affiliates	(1,611)	1,578	ns
2.56	2.16	1.71	+50%	Fully-diluted earnings per share ($)	6.57	3.74	+76%
2,560	2,592	2,655	-4%	Fully-diluted weighted-average shares (millions)	2,589	2,648	-2%
6,626	5,692	4,645	+43%	Net income (TotalEnergies share)	17,262	10,195	+69%
3,116	2,819	2,813	+11%	Organic investments[3]	7,916	7,993	-1%
1,587	2,076	(958)	ns	Net acquisitions[4]	4,585	1,029	x4.5
4,703	4,895	1,855	x2.5	Net investments[5]	12,501	9,022	+39%
17,848	16,284	5,640	x3.2	Cash flow from operating activities[6]	41,749	18,789	x2.2
				of which:
7,407	2,498	(2,698)	ns	(increase) decrease in working capital	4,982	(2,848)	ns
(304)	(399)	(330)	ns	financial charges	(1,071)	(1,121)	ns

1	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. The reconciliation of net income (TotalEnergies share) to adjusted EBITDA is set forth under “Reconciliation Of Net Income (TotalEnergies Share) To Adjusted EBITDA” on page 18 of this exhibit.
2	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 4 et seq. “Analysis of business segment results” below for further details.
3	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
4	Net acquisitions = acquisitions - assets sales - other transactions with non-controlling interests (see page 18).
5	Net investments = organic investments + net acquisitions (see “Investments – Divestments’” on page 18).
6	See also “C. TotalEnergies results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 19 of this exhibit.

Key figures of environment, greenhouse gas emissions and production

Environment* — liquids and gas price realizations, refining margins

			3Q22				9M22
			vs				vs
3Q22	2Q22	3Q21	3Q21		9M22	9M21	9M21
100.8	113.9	73.5	+37%	Brent ($/b)	105.5	67.9	+55%
7.9	7.5	4.3	+84%	Henry Hub ($/Mbtu)	6.7	3.3	x2
42.5	22.2	16.9	x2.5	NBP** ($/Mbtu)	32.4	10.8	x3
46.5	27.0	18.6	x2.5	JKM*** ($/Mbtu)	34.9	12.9	x2.7
93.6	102.9	67.1	+40%	Average price of liquids ($/b) Consolidated subsidiaries	95.4	62.2	+53%
16.83	11.01	6.33	x2.7	Average price of gas ($/Mbtu) Consolidated subsidiaries	13.28	4.95	x2.7
21.51	13.96	9.10	x2.4	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	16.26	7.25	x2.2
99.2	145.7	8.8	x11.3	Variable cost margin – Refining Europe, VCM ($/t)****	100.3	8.0	x12.5

* The indicators are shown on page 21.

** NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

*** JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

****This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies’ European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons). 3Q21 and 9M21 data as disclosed in 2021 included the restatement of 3Q21 figures to reflect 2Q21 environment for energy costs.

The average LNG selling price was up 54% in the third quarter compared to the previous quarter, benefiting on a lagged basis from the increase in oil and gas price indexes on long-term contracts as well as high spot gas prices.

Greenhouse gas emissions (GHG)1

3Q22	2Q22	3Q21	3Q22 vs 3Q21	GHG emissions (MtCO2e)	9M22	9M21	9M22 vs 9M21
10.3	9.6	9.3	+10%	Scope 1+2 from operated facilities[2]	29.6	27.1	+9%
14.0	13.4	-	ns	Scope 1+2 – equity share	41.4	-	ns

90	94	100	-10%	Scope 3 from Oil & Gas Worldwide[3]	282	293	-4%
65	65	74	-12%	of which Scope 3 Oil Worldwide[4]	196	210	-7%

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available.

Excluding Covid-19 effect for emissions data from 2Q20 through 2Q22.

1      The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.

2      Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2021 annual report on Form 20-F filed on March 25, 2022) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

3      TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chain, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2021 and 2022, the calculation of Scope 3 GHG emissions for the oil value chain considers oil products and biofuels sales (higher than production) and for the gas value chain, gas sales either as LNG or as part of direct sales to B2B/B2C customers (higher than or equivalent to marketable gas production).

4      Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the sale of petroleum products (including biofuels).

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Methane emissions (ktCH4)	9M22	9M21	9M22 vs 9M21
10	10	12	-16%	Methane emissions from operated facilities	31	37	-16%
14	13	-	ns	Methane emissions - equity share	38	-	ns

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available

The evolution of Scope 1+2 emissions from the operated facilities resulted from the high-capacity utilization of combined-cycle gas turbines (CCGTs) and refineries in Europe, including the restart of the Donges refinery in France.

Production*

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Hydrocarbon production	9M22	9M21	9M22 vs 9M21
2,669	2,738	2,814	-5%	Hydrocarbon production (kboe/d)	2,750	2,808	-2%
1,298	1,268	1,288	+1%	Oil (including bitumen) (kb/d)	1,291	1,272	+1%
1,371	1,470	1,526	-10%	Gas (including condensates and associated NGL) (kboe/d)	1,459	1,535	-5%

2,669	2,738	2,814	-5%	Hydrocarbon production (kboe/d)	2,750	2,808	-2%
1,494	1,483	1,517	-2%	Liquids (kb/d)	1,501	1,496	-
6,367	6,835	7,070	-10%	Gas (Mcf/d)	6,785	7,161	-5%

*   Company production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

Hydrocarbon production was 2,669 thousand barrels of oil equivalent per day (kboe/d) in the third quarter of 2022, down 5% year-on-year, comprised of:

●	+3% due to the start-up and ramp-up of projects including Clov Phase 2 and Zinia Phase 2 in Angola, Mero 1 in Brazil and Ikike in Nigeria,
●	+2% due to the increase in OPEC+ production quotas,
●	-3% due to higher planned maintenance, particularly on Ichthys, and unplanned shutdowns on Kashagan,
●	-3% portfolio effect, notably related to the end of the operating licenses for Qatargas 1 and Bongkot North in Thailand, as well as the effective withdrawal from Myanmar, partially offset by the entry into the Sepia and Atapu producing fields in Brazil,
●	-1% due to security-related production cuts in Libya and Nigeria,
●	-1% due to the price effect,
●	-2% due to the natural decline of the fields.

Compared to the previous quarter, production was down by 2.5%, mainly due to planned maintenance, notably at Ichthys, and unplanned shutdowns at Kashagan, partially offset by the entry into production fields of Sepia and Atapu and the ramp-up of Mero 1 in Brazil.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur again in following years.

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted business segment results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ interim consolidated financial statements, see pages 34 et seq. of this exhibit.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. Performance indicators excluding the adjustment items, such as adjusted incomes and ROACE are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

1. Production and sales of Liquefied Natural Gas (LNG) and electricity

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Hydrocarbon production for LNG	9M22	9M21	9M22 vs 9M21
418	462	533	-21%	iGRP (kboe/d)	458	518	-12%
40	53	67	-41%	Liquids (kb/d)	51	61	-17%
2,067	2,233	2,527	-18%	Gas (Mcf/d)	2,216	2,489	-11%

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Liquefied Natural Gas in Mt	9M22	9M21	9M22 vs 9M21
10.4	11.7	10.0	+5%	Overall LNG sales	35.4	30.4	+16%
4.0	4.1	4.3	-6%	including sales from equity production*	12.6	12.8	-2%
9.2	10.2	8.3	+12%	including sales by TotalEnergies from equity production and third-party purchases	31.4	25.0	+26%

* The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Third quarter 2022 LNG production was down 6% year-on-year, mainly due to the end of the Qatargas 1 operating license, planned maintenance on Ichthys LNG in Australia as well as the decrease in gas supply to NLNG in Nigeria for security reasons.

Overall LNG sales were down 10% in the third quarter 2022 compared to the previous quarter, mainly due to the outage at Freeport LNG, planned maintenance at Ichthys LNG, and a shutdown of production at Idku LNG in Egypt due to insufficient gas supply.

Nevertheless, third quarter 2022 overall LNG sales were up 5% year-on-year, mainly due to the increase in spot purchases to maximize the use of the Company's regasification capacity in Europe and to seize opportunities in a volatile market.

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Renewables & Electricity	9M22	9M21	9M22 vs 9M21
67.8	50.7	42.7	+59%	Portfolio of renewable power generation gross capacity (GW)[1,2,3]	67.8	42.7	+59%
16.0	11.6	9.5	+68%	o/w installed capacity	16.0	9.5	+68%
5.4	5.2	6.1	-11%	o/w capacity in construction	5.4	6.1	-11%
46.4	33.9	27.1	+71%	o/w capacity in development	46.4	27.1	+71%
33.9	26.8	26.6	+28%	Gross renewables capacity with PPA (GW)[1,2,3]	33.9	26.6	+28%
45.2	38.4	31.7	+43%	Portfolio of renewable power generation net capacity (GW)[1,3]	45.2	31.7	+43%
7.4	5.8	4.7	+59%	o/w installed capacity	7.4	4.7	+59%
3.5	3.7	4.0	-12%	o/w capacity in construction	3.5	4.0	-12%
34.2	28.9	23.0	+49%	o/w capacity in development	34.2	23.0	+49%
8.5	7.7	4.7	+79%	Net power production (TWh)[4]	23.7	14.5	+64%
2.4	2.5	1.7	+42%	incl. Power production from renewables	7.1	4.9	+45%
6.3	6.2	6.0	+5%	Clients power - BtB and BtC (Million)[3]	6.3	6.0	+5%
2.8	2.7	2.7	+1%	Clients gas - BtB and BtC (Million)[3]	2.8	2.7	+1%
12.1	12.3	11.7	+3%	Sales power - BtB and BtC (TWh)	40.7	40.5	+1%
14.2	19.1	13.2	+7%	Sales gas - BtB and BtC (TWh)	68.3	70.0	-3%

1 Includes 20% of Adani Green Energy Ltd’s (AGEL) gross capacity effective first quarter 2021.

2 Includes 50% of Clearway Energy Group’s gross capacity effective third quarter 2022.

3 End of period data.

4 Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Gross installed renewable power generation capacity reached 16.0 GW at the end of the third quarter 2022, up 4.4 GW from the previous quarter, including 3.8 GW related to the acquisition of 50% of Clearway Energy Group in the United States and 160 MW related to the start-up of the Seagreen offshore wind farm in Scotland.

Gross power generation capacity in development increased by 12.5 GW quarter-on-quarter, mainly due to the acquisition of 50% of Clearway Energy Group in the United States.

Net electricity generation stood at 8.5 TWh in the third quarter 2022, up 79% year-on-year due to higher utilization rates of flexible power plants (CCGT) as well as growth in electricity generation from renewable sources.

2. Results

3Q22	2Q22	3Q21	3Q22 vs 3Q21	in millions of dollars	9M22	9M21	9M22 vs 9M21
11,495	10,281	8,482	x1.4	External sales	34,070	19,070	x1.8
2,305	846	876	x2.6	Operating income	4,963	1,936	x2.6
3,190	823	782	x4.1	Net income (loss) from equity affiliates and other items	1,513	1,464	+3%
(777)	(260)	(208)	x3.7	Tax on net operating income	(1,331)	(365)	x3.6
4,718	1,409	1,450	x3.3	Net operating income	5,145	3,035	+70%
(1,069)	1,146	158	ns	Adjustments affecting net operating income	4,110	449	x9.2
3,649	2,555	1,608	x2.3	Adjusted net operating income*	9,255	3,484	x2.7
1,888	1,219	755	x2.5	including adjusted income from equity affiliates	4,537	1,375	x3.3
653	341	639	+2%	Organic investments	1,253	2,150	-42%
1,718	(58)	(941)	ns	Net acquisitions	2,301	1,119	x2.1
2,371	283	(302)	ns	Net investments	3,554	3,269	+9%

*Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

Adjusted net operating income for the iGRP segment was:

●	$3,649 million in the third quarter 2022, 2.3 times the same quarter last year, due to higher LNG prices, the performance of gas, LNG and electricity trading activities and the growing contribution of Electricity & Renewables,
●	$9,255 million over the first nine months of 2022, 2.7 times the same period last year for the same reasons.

Adjusted net operating income for the iGRP segment excludes special items. The exclusion of special items had:

●	a negative impact of $1,069 million in the third quarter 2022 on the segment’s adjusted net operating income, compared to a positive impact of $158 million in the third quarter 2021,
●	a positive impact of $4,110 million in the first nine months 2022 on the segment’s adjusted net operating income, compared to a positive impact of $449 million in the first nine months 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)1 was:

●	$2,683 million in the third quarter 2022, an increase of 56% compared to $1,720 million in the third quarter 2021, due to higher LNG prices, the performance of gas, LNG and electricity trading activities and the growing contribution of Electricity & Renewables, despite a lag effect on dividends received from equity affiliates,
●	$7,628 million over the first nine months of 2022, 2.1 times higher than the first nine months of 2021 for the same reasons.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	a positive impact of $4,390 million for the third quarter 2022, compared to a negative impact of $463 million in the third quarter 2021 mainly due to the positive impact on working capital requirements of margin call reductions and the seasonality of the gas and electricity supply business,
●	$8,675 million for the first nine months of 2022, 9.8 times higher than $884 million in the first nine months of 2021.

1   DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases, excluding the impact of contracts recognized at fair value for the segment and including capital gains on the sale of renewable projects. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.2.   Exploration & Production segment

1. Production

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Hydrocarbon production	9M22	9M21	9M22 vs 9M21
2,251	2,276	2,281	-1%	EP (kboe/d)	2,292	2,290	-
1,454	1,430	1,450	-	Liquids (kb/d)	1,450	1,435	+1%
4,300	4,602	4,543	-5%	Gas (Mcf/d)	4,569	4,672	-2%

2. Results

3Q22	2Q22	3Q21	3Q22 vs 3Q21	in millions of dollars, except effective tax rate	9M22	9M21	9M22 vs 9M21
2,670	2,521	1,921	+39%	External Sales	7,342	5,178	+42%
8,492	8,454	4,395	x1.9	Operating income	24,546	10,416	x2.4
(2,643)	(3,668)	139	ns	Net income (loss) from equity affiliates and other items	(6,069)	(834)	x7,3
55.4%	47.2%	46.4%	-	Effective tax rate*	49.9%	42.5%	-
(5,071)	(3,876)	(2,007)	x2.5	Tax on net operating income	(12,810)	(4,382)	x2.9
778	910	2,527	-69%	Net operating income	5,667	5,200	+9%
3,439	3,809	199	x17	Adjustments affecting net operating income	8,284	1,714	x4.8
4,217	4,719	2,726	+55%	Adjusted net operating income**	13,951	6,914	x2
377	287	315	+20%	including income from equity affiliates	1,019	864	+18%
1,989	1,873	1,656	+20%	Organic investments	5,288	4,494	+18%
(126)	2,225	(34)	ns	Net acquisitions	2,415	(5)	ns
1,863	4,098	1,622	+15%	Net investments	7,703	4,489	+72%

*Effective tax rate = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

•	$4,217 million in the third quarter 2022, up 55% year-on-year, due to the sharp rise in oil and gas prices,

•	$13,951 million for the first nine months of 2022, double the same period last year for the same reasons.

Compared to the second quarter 2022, adjusted net operating income decreased by $502 million in the third quarter 2022 mainly due to the impact of Energy Profits Levy in the United Kingdom for $0.6 billion.

Adjusted net operating income for the Exploration & Production segment excludes special items. The exclusion of special items had:

•	a positive impact of $3,439 million in the third quarter 2022 on the segment’s adjusted net operating income, compared to a positive impact of $199 million in the third quarter 2021,

•	a positive impact of $8,284 million in the first nine months 2022 on the segment’s adjusted net operating income, compared to a positive impact of $1,714 million in the first nine months 2021.

In each case the increase in the impact of special items resulted primarily from provisions relating to Russian activities.

The segment’s operating cash flow before working capital changes without financial charges (DACF)2 was:

•	$6,406 million in the third quarter 2022 an increase of 30% compared to $4,943 million in the third quarter 2021,

•	$21,092 million in the first nine months of 2022, an increase of 62% compared to $13,029 million in the first nine months of 2021, due to the increase in oil and gas prices.

Compared to the second quarter 2022, operating cash flow before working capital changes without financial charges (DACF)2 decreased by $977 million in the third quarter 2022 mainly due to the impact of the Energy Profits Levy in the United Kingdom for $0.6 billion.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$9,083 million for the third quarter 2022, an increase of 89% compared to $4,814 million for the third quarter 2021.

•	$23,619 million in the first nine months of 2022, an increase of 76% compared to $13,385 million in the first nine months of 2021.

2   DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.3.   Downstream (Refining & Chemicals and Marketing & Services segments)

Results

3Q22	2Q22	3Q21	3Q22 vs 3Q21	in millions of dollars	9M22	9M21	9M22 vs 9M21
54,867	61,968	44,319	+24%	External sales	170,992	121,253	+41%
1,769	4,958	1,682	+5%	Operating income	9,724	4,770	x2.0
205	447	81	x2.5	Net income (loss) from equity affiliates and other items	766	315	x2.4
(408)	(1,162)	(495)	ns	Tax on net operating income	(2,320)	(1,408)	+65%
1,566	4,243	1,268	+24%	Net operating income	8,170	3,677	x2.2
847	(1,017)	(228)	ns	Adjustments affecting net operating income	(1,139)	(1,182)	ns
2,413	3,226	1,040	x2.3	Adjusted net operating income*	7,031	2,495	x2.8
453	586	506	-10%	Organic investments	1,332	1,309	+2%
(6)	(91)	17	ns	Net acquisitions	(131)	(87)	ns
447	495	523	-15%	Net investments	1,201	1,222	-2%

* Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

The Downstream segment’s operating cash flow before working capital changes without financial charges (DACF)3 was:

•	$2,944 million in the third quarter 2022, an increase of 83% compared to $1,611 million in the third quarter 2021,
•	$8,388 million in the first nine months of 2022, 2.1 times higher than $3,943 million in the first nine months of 2021.

The Downstream segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$4,737 million for the third quarter 2022, 2.9 times higher than $1,644 million in the third quarter 2021,

$10,848 million in the first nine months of 2022, an increase of 82% compared to $5,974 million in the first nine months of 2021.

B.4.   Refining & Chemicals segment

1. Refinery and petrochemicals throughput and utilization rates

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Refinery throughput and utilization rate*	9M22	9M21	9M22 vs 9M21
1,599	1,575	1,225	+31%	Total refinery throughput (kb/d)	1,497	1,147	+31%
431	395	274	+57%	France	359	179	x2
656	648	505	+30%	Rest of Europe	637	553	+15%
512	532	446	+15%	Rest of world	501	415	+21%
88%	88%	69%		Utilization rate based on crude only**	84%	62%

*  Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Petrochemicals production and utilization rate	9M22	9M21	9M22 vs 9M21
1,299	1,206	1,486	-13%	Monomers* (kt)	3,910	4,315	-9%
1,171	1,187	1,330	-12%	Polymers (kt)	3,632	3,707	-2%
80%	71%	93%		Steam cracker utilization rate**	79%	89%

* Olefins

** Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput:

•	Increased by 31% year-on-year in the third quarter 2022, due to the recovery in demand, particularly in Europe and the United States, the restart of the Donges refinery in France in the second quarter 2022 and the Leuna refinery in Germany, which had a major scheduled turnaround in 2021

•	Increased by 31% year-on-year for the first nine months, for the same reasons as well as the restart, in 2021, of the distillation unit at the Normandy refinery in France.

Monomer production was down 13% in the third quarter 2022, mainly due to lower demand in Asia and unplanned shutdowns at Normandy in France and Antwerp in Belgium.

3   DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

2. Results

3Q22	2Q22	3Q21	3Q22 vs 3Q21	in millions of dollars	9M22	9M21	9M22 vs 9M21
28,899	35,061	22,765	+27%	External sales	94,968	62,819	+51%
1,296	4,029	1,006	+29%	Operating income	7,627	2,954	x2.6
219	349	79	x2.8	Net income (loss) from equity affiliates and other items	724	290	x2.5
(255)	(866)	(273)	ns	Tax on net operating income	(1,646)	(834)	x2
1,260	3,512	812	x1.6	Net operating income	6,705	2,410	x2.8
675	(752)	(210)	ns	Adjustments affecting net operating income	(890)	(1,054)	ns
1,935	2,760	602	x3.2	Adjusted net operating income*	5,815	1,356	x4.3
224	313	321	-30%	Organic investments	735	822	-11%
1	(34)	(6)	ns	Net acquisitions	(33)	(61)	ns
225	279	315	-29%	Net investments	702	761	-8%

* Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment was:

•	$1,935 million in the third quarter 2022, compared to $602 million in the third quarter 2021, due to high distillate margins in the context of reduced imports of Russian petroleum products, as well as the performance of crude oil and petroleum products trading activities,

•	$5,815 million over the first nine months of 2022, 4.3 times the same period last year, due to high refining margins in Europe and the United States and better utilization rates, as a result of the restart of the Donges refinery in France in the second quarter 2022 as well as the Leuna refinery in Germany which had a major scheduled turnaround in 2021.

Compared to the second quarter 2022, adjusted net operating income decreased by $825 million in the third quarter 2022 due to lower gasoline margins in Europe and the United States.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had:

•	a positive impact of $675 million in the third quarter 2022 on the segment’s adjusted net operating income, compared to a negative impact of $285 million in the third quarter 2021,

•	a negative impact of $922 million in the first nine months 2022 on the segment’s adjusted net operating income, compared to a negative impact of $1,222 million in the first nine months 2021.

The exclusion of special items had:

•	a nil impact in the third quarter 2022 on the segment’s adjusted net operating income, compared to a positive impact of $75 million in the third quarter 2021,

•	a positive impact of $32 million in the first nine months 2022 on the segment’s adjusted net operating income, compared to a positive impact of $168 million in the first nine months 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)4 was:

•	$2,164 million in the third quarter 2022, 2.3 times higher than in the third quarter 2021,

•	$6,560 million in the first nine months of 2022, 3.2 times higher than the first nine months of 2021.

Compared to the second quarter 2022, operating cash flow before working capital changes without financial charges (DACF)2 decreased by $799 million in the third quarter 2022 due to lower gasoline margins in Europe and the United States.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$3,798 million for the third quarter 2022, 4.8 times higher than the third quarter 2021,

•	$8,431 million in the first nine months of 2022, 2.1 higher than the first nine months of 2021.

4   DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.5.   Marketing & Services segment

1. Petroleum product sales

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Sales in kb/d*	9M22	9M21	9M22 vs 9M21
1,495	1,477	1,542	-3%	Total Marketing & Services sales	1,475	1,486	-1%
873	817	867	+1%	Europe	827	811	+2%
622	660	675	-8%	Rest of world	648	675	-4%

*  Excludes trading and bulk refining sales.

Sales of petroleum products were down 3% year-on-year in the third quarter 2022, reflecting lower demand due to higher prices of petroleum products, particularly in Africa.

Sales were stable for the first nine months of 2022 compared to a year ago, as the recovery of aviation and network activities worldwide offset the decline in sales to professional and industrial customers, particularly in Europe.

2. Results

3Q22	2Q22	3Q21	3Q22 vs 3Q21	in millions of dollars	9M22	9M21	9M22 vs 9M21
25,968	26,907	21,554	+20%	External sales	76,024	58,434	+30%
473	929	676	-30%	Operating income	2,097	1,816	+15%
(14)	98	2	ns	Net income (loss) from equity affiliates and other items	42	25	+68%
(153)	(296)	(222)	-31%	Tax on net operating income	(674)	(574)	+17%
306	731	456	-33%	Net operating income	1,465	1,267	+16%
172	(265)	(18)	ns	Adjustments affecting net operating income	(249)	(128)	ns
478	466	438	+9%	Adjusted net operating income*	1,216	1,139	+7%
229	273	185	+24%	Organic investments	597	487	+23%
(7)	(57)	23	ns	Net acquisitions	(98)	(26)	ns
222	216	208	+7%	Net investments	499	461	+8%

* Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was:

•	$478 million in the third quarter 2022, up 9% year-on-year, mainly due to the recovery of the network and aviation activities

•	$1,216 million in the first nine months of 2022, up 7% year-on-year, for the same reasons.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had:

•	a positive impact of $172 million in the third quarter 2022 on the segment’s adjusted net operating income, compared to a negative impact of $41 million in the third quarter 2021,

•	a negative impact of $331 million in the first nine months 2022 on the segment’s adjusted net operating income, compared to a negative impact of $189 million in the first nine months 2021.

The exclusion of special items had:

•	a nil impact in the third quarter 2022 on the segment’s adjusted net operating income, compared to a positive impact of $23 million in the third quarter 2021,

•	a positive impact of $82 million in the first nine months 2022 on the segment’s adjusted net operating income, compared to a positive impact of $61 million in the first nine months 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)5 was:

•	$780 million in the third quarter 2022, an increase of 15% compared to $677 million in the third quarter 2021,

•	$1,828 million in the first nine months of 2022, a decrease of -2% compared to $1,862 million in the first nine months of 2021.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

•	$939 million for the third quarter 2022, an increase of 11% compared to $845 million a year earlier,

•	$2,417 million in the first nine months of 2022, an increase of 24% compared to $1,947 million in the first nine months of 2021.

5   DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

C.   TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was:

•	$6,626 million in the third quarter 2022, an increase of 43% compared to $4,645 million in the third quarter 2021.

•	$17,262 million in the first nine months of 2022, an increase of 69% compared to $10,195 million in the first nine months of 2021.

Adjusted net income (TotalEnergies share) was:

•	$9,863 million in the third quarter 2022 compared to $4,769 million in the third quarter 2021, due to higher oil and gas prices, refining margins and the good performance of trading activities.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value3.

Total adjustments affecting net income4 were $(3,237) million in the third quarter 2022, notably due to a new impairment of $(3.1) billion related to Russian activities and to an inventory effect of $(0.8) billion, partially offset by the capital gain on the partial sale of SunPower shares and the impact of revaluing the shares held and consolidated under the equity method for $1.4 billion.

2. Fully-diluted shares and share buybacks

The number of fully-diluted shares was 2,543 million on September 30, 2022.

As part of its shareholder return policy, as announced in July 2022, TotalEnergies repurchased 38.9 million shares for cancellation in the third quarter of 2022 for $2 billion. Share buybacks amounted to $5 billion in the first nine month of 2022.

3. Acquisitions - Asset sales

Acquisitions were:

•	$1,716 million in the third quarter 2022, mainly related to the acquisition of 50% of Clearway Energy Group for $1,619 million,

•	$5,580 million over the first nine months of 2022 including the above item as well as payments related to the award of the Atapu and Sepia Production Sharing Contracts and the bonus related to the New York Bight offshore wind concession in the United States.

Asset sales were:

•	$129 million in the third quarter 2022, mainly for the sale of the 18% interest in the Sarsang field in Iraq,

•	$995 million over the first nine months of 2022, including the above item as well as the partial sale of the Landivisiau power generation plant in France, the sale by SunPower of its Enphase shares and a payment related to the sale of interests in the CA1 offshore block in Brunei.

4. Cash flow

TotalEnergies’ cash flow from operating activities was:

•	$17,848 million in the third quarter 2022, 3.2 times greater than $5,640 million in the third quarter 2021, and

•	$41,749 million in the first nine months of 2022, 2.2 times greater than $18,789 million in the first nine months of 2021.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was a decrease of $6,112 million in the third quarter 2022, compared to an increase of $2,420 million in the third quarter 2021. In the third quarter 2022, the change in working capital was a decrease of $7,407 million in accordance with IFRS. The difference of $1,295 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,010 million, (ii) less the mark-to-market effect of iGRP’s contracts of $285 million, (iii) less the capital gains from renewables project sale of $0 million and (iv) plus the organic loan repayments from equity affiliates of $570 million.

3  See “Analysis of business segment results” on page 4 and “Adjustment Items To Net Income (TotalEnergies Share)” on page 18 for further details.

4  Details shown on pages 18 and the notes to the consolidated financial statements for the third quarter 2022.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was a decrease of $5,154 million in the first nine months 2022, compared to an increase of $989 million in the first nine months 2021. In the first nine months 2022, the change in working capital was a decrease of $4,982 million in accordance with IFRS. The difference of $172 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,396 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $96 million, (iii) less the capital gains from renewables project sale of $25 million and (iv) less the organic loan repayments from equity affiliates of $1 295 million.

Operating cash flow before working capital changes5 was $11,736 million in the third quarter 2022, an increase of 46% compared to $8,060 million in the third quarter 2021 and $36,595 million in the first nine months of 2022, an increase of 85% compared to $19,778 million in the first nine months of 2021.

Operating cash flow before working capital changes without financial charges (DACF)6 was $12,040 million in the third quarter 2022, an increase of 44% compared to $8,390 million in the third quarter 2021 and $37,665 million in the first nine months of 2022, an increase of 80% compared to $20,901 million in the first nine months of 2021.

The cash flow from operating activities was $17,848 million in the third quarter, compared to cash flow of $11,736 million, reflecting the positive impact of a $6.7 billion decrease in working capital requirement, mainly due to (a) price effect on inventories related to the decrease in oil and petroleum products average prices; (b) increase in tax liabilities related to rising gas prices and the Energy Profits Levy in the United Kingdom; (c) reduction in margin calls; and (d) seasonality of the gas and electricity supply activity.

TotalEnergies’ net cash flow7 was:

•	$7,033 million in the third quarter 2022 compared to $6,205 million a year earlier, reflecting the $3.7 billion increase in operating cash flow before working capital changes and the $2.8 billion increase in net investments to $4,703 million in the third quarter 2022,

•	$24,094 million in the first nine months of 2022 compared to $10,756 million a year earlier, reflecting the $16.8 billion increase in operating cash flow before working capital changes and the $3.5 billion increase in net investments to $12,501 million in the first nine months of 2022.

D. PROFITABILITY

Return on equity was 31.4% for the twelve months ended September 30, 2022.

	10/01/2021-	07/01/2021-	10/01/2020-
in millions of dollars	09/30/2022	06/30/2022	09/30/2021
Adjusted net income	35,790	30,716	12,827
Average adjusted shareholders' equity	113,861	113,333	106,794
Return on equity (ROE)	31.4%	27.1%	12.0%

Return on average capital employed was 27.2% for the twelve months ended September 30, 2022.

	10/01/2021-	07/01/2021-	10/01/2020-
in millions of dollars	09/30/2022	06/30/2022	09/30/2021
Adjusted net operating income	37,239	32,177	14,237
Average capital employed	136,902	139,377	142,180
ROACE	27.2%	23.1%	10.0%

5 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 19 of this exhibit.

6   DACF = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

7   Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

E. 2022 SENSITIVITIES*

Estimated
		Estimated impact	impact on cash
		on adjusted net	flow from
	Change	operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.7 B$	+/- 3.2 B$
European gas price – NBP / TTF ***	+/- 2 $/Mbtu	+/- 0.5 B$	+/- 0.5 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2022. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Sensitivity to European gas price has been exceptionally updated during this quarter (see ***). Please find the indicators detailed on page 21.

** In a 60 $/b Brent environment.

*** Updated sensitivity, including UK Energy Profits Levy.

     Sensitivity +/- 0.4 B$ starting 3Q 2022, related to UK and Norway taxes

F. SUMMARY AND OUTLOOK

The markets for Oil and Gas are marked by strong volatility. Despite anticipated slower global growth in 2023, oil prices are supported notably by the OPEC+ decision to reduce production quotas by 2 Mb/d as well as by the implementation of the European ban on Russian oil effective December 5, 2022. Gas prices should also remain high, driven by the need to import LNG into Europe to replace Russian gas imports. In addition, refining margins, notably for distillates, should remain strong due to the ban on imports of Russian petroleum products into Europe effective February 2023.

TotalEnergies expects fourth quarter 2022 production to reach around 2.8 Mboe/d, due to a reduction in planned maintenance and the re-start of Kashagan production.

Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price for the fourth quarter should be above $17/Mbtu.

Given the strong cash flow generation and a gearing ratio of 4%, the Company confirms its strategy of allocating 35-40% of cash flow to its shareholders through the cycles, while accelerating its transformation strategy with net investments of around $16 billion in 2022, including $4 billion in decarbonized energies.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2021.

RESULTS FROM RUSSIAN ASSETS

Russian Upstream Assets (M$)	3Q22	2Q22	9M22
Net income (TotalEnergies share)	(1,907)	(3,202)	(8,113)
Cash flow from operations	349	368	748

Capital Employed by TotalEnergies in Russia as of September 30, 2022 was $6,110 million, after taking into account an impairment of $3.1 billion in the third quarter of 2022.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + iGRP)

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Combined liquids and gas production by region (kboe/d)	9M22	9M21	9M22 vs 9M21
920	965	989	-7%	Europe and Central Asia	978	1,008	-3%
463	460	537	-14%	Africa	473	540	-12%
692	680	681	+2%	Middle East and North Africa	681	662	+3%
449	420	372	+21%	Americas	419	375	+12%
145	213	235	-39%	Asia-Pacific	199	223	-11%
2,669	2,738	2,814	-5%	Total production	2,750	2,808	-2%
656	690	711	-8%	includes equity affiliates	687	730	+6%

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Liquids production by region (kb/d)	9M22	9M21	9M22 vs 9M21
302	315	362	-17%	Europe and Central Asia	329	363	-9%
352	351	401	-12%	Africa	358	405	-12%
557	546	530	+5%	Middle East and North Africa	547	510	+7%
260	231	179	+46%	Americas	231	180	+28%
23	40	45	-49%	Asia-Pacific	36	38	-7%
1,494	1,483	1,517	-2%	Total production	1,501	1,496	-
202	201	205	-2%	includes equity affiliates	204	206	-1%

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Gas production by region (Mcf/d)	9M22	9M21	9M22 vs 9M21
3,322	3,492	3,366	-1%	Europe and Central Asia	3,482	3,470	-
559	545	689	-19%	Africa	582	687	-15%
740	742	838	-12%	Middle East and North Africa	736	842	-13%
1,061	1,063	1,086	-2%	Americas	1,055	1,094	-4%
685	993	1,091	-37%	Asia-Pacific	930	1,068	-13%
6,367	6,835	7,070	-10%	Total production	6,785	7,161	-5%
2,444	2,633	2,730	-11%	includes equity affiliates	2,596	2,826	-8%

Downstream (Refining & Chemicals and Marketing & Services)

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Petroleum product sales by region (kb/d)	9M22	9M21	9M22 vs 9M21
1,816	1,814	1,579	+15%	Europe	1,755	1,553	+13%
690	734	693	-	Africa	728	674	+8%
907	922	811	+12%	Americas	868	794	+9%
569	705	486	+17%	Rest of world	602	491	+23%
3,982	4,176	3,568	+12%	Total consolidated sales	3,953	3,512	+13%
438	409	360	+22%	Includes bulk sales	419	365	+15%
2,049	2,290	1,666	+23%	Includes trading	2,060	1,661	+24%

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Petrochemicals production* (kt)	9M22	9M21	9M22 vs 9M21
1,078	1,023	1,308	-18%	Europe	3,361	3,820	-12%
670	603	705	-5%	Americas	1,910	1,940	-2%
722	768	802	-10%	Middle-East and Asia	2,271	2,261	-

* Olefins, polymers

RENEWABLES

	3Q22					2Q22
		Onshore	Offshore				Onshore	Offshore

Installed power generation gross capacity (GW) (1),(2) (3)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.7	0.6	0.0	0.1	1.4	0.7	0.5	0.0	0.1	1.3
Rest of Europe	0.2	1.1	0.2	0.0	1.4	0.2	1.1	0.0	0.0	1.3
Africa	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.1
Middle East	0.7	0.0	0.0	0.0	0.7	0.7	0.0	0.0	0.0	0.7
North America	2.9	2.1	0.0	0.0	5.0	1.1	0.0	0.0	0.0	1.1
South America	0.4	0.3	0.0	0.0	0.7	0.4	0.3	0.0	0.0	0.7
India	4.9	0.3	0.0	0.0	5.3	4.9	0.2	0.0	0.0	5.1
Asia-Pacific	1.2	0.3	0.1	0.0	1.3	1.2	0.0	0.1	0.0	1.2
Total	11.1	4.4	0.3	0.2	16.0	9.2	2.1	0.1	0.2	11.6

	3Q22					2Q22
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in construction (GW) (1),(2) (3)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.2	0.1	0.0	0.1	0.5	0.2	0.2	0.0	0.1	0.4
Rest of Europe	0.1	0.0	1.0	0.0	1.1	0.0	0.0	1.1	0.0	1.1
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.4	0.0	0.0	0.0	0.4	0.4	0.0	0.0	0.0	0.4
North America	1.6	0.0	0.0	0.2	1.7	1.3	0.0	0.0	0.0	1.3
South America	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
India	0.8	0.2	0.0	0.0	1.0	0.9	0.3	0.0	0.0	1.2
Asia-Pacific	0.1	0.0	0.5	0.0	0.7	0.1	0.0	0.6	0.0	0.7
Total	3.3	0.3	1.5	0.2	5.4	2.8	0.5	1.7	0.1	5.2

	3Q22					2Q22
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in development (GW) (1),(2) (3)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	2.1	0.4	0.0	0.0	2.5	2.3	0.5	0.0	0.0	2.8
Rest of Europe	4.8	0.3	4.4	0.1	9.6	4.8	0.3	4.4	0.1	9.5
Africa	0.6	0.1	0.0	0.1	0.9	0.6	0.1	0.0	0.1	0.8
Middle East	0.5	0.0	0.0	0.0	0.5	1.8	0.0	0.0	0.0	1.8
North America	11.8	3.4	4.0	4.5	23.7	6.2	0.1	4.0	0.8	11.0
South America	0.7	0.5	0.0	0.2	1.4	0.6	0.0	0.0	0.2	0.8
India	3.9	0.1	0.0	0.0	4.0	3.9	0.1	0.0	0.0	4.0
Asia-Pacific	2.0	0.3	1.2	0.3	3.7	1.7	0.2	1.2	0.1	3.2
Total	26.5	5.1	9.6	5.3	46.4	21.7	1.3	9.6	1.3	33.9

1 Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.

2 Includes 50% of Clearway Energy Group’s gross capacity effective third quarter 2022.

3 End-of-period data.

	In operation					In construction					In development
Gross renewables capacity covered by PPA		Onshore	Offshore				Onshore	Offshore				Onshore	Offshore
at 09/30/2022 (GW)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	0.9	1.6	X	X	2.8	0.3	X	0.7	X	1.2	4.1	0.3	—	X	4.5
Asia	6.1	0.4	X	X	6.6	0.9	0.2	0.5	—	1.7	4.5	X	—	X	4.7
North America	2.8	2.1	—	X	5.0	1.6	—	—	X	1.7	1.5	X	—	0.8	2.5
Rest of World	1.2	0.3	—	X	1.5	0.4	—	—	X	0.5	0.9	—	—	0.3	1.3
Total	11.0	4.4	0.2	X	15.9	3.3	0.3	1.3	0.2	5.1	11.1	0.6	—	1.2	13.0

X    not specified, capacity < 0.2 GW.

	In operation					In construction					In development
PPA average price at 09/30/2022		Onshore	Offshore				Onshore	Offshore				Onshore	Offshore
($/MWh)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	198	114	X	X	139	67	X	73	X	74	75	85	—	X	80
Asia	70	52	X	X	72	55	45	254	—	117	39	X	—	X	39
North America	106	54	—	X	83	28	—	—	X	28	31	X	—	-	43
Rest of World	90	54	—	X	82	19	—	—	X	19	77	—	—	—	77
Total	91	77	127	X	88	38	64	150	95	69	42	80	—	145	46

X    not specified, PPA relating to a capacity < 0.2 GW.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

3Q22	2Q22	3Q21	in millions of dollars	9M22	9M21
(2,186)	(4,546)	(325)	Special items affecting net income (TotalEnergies share)	(11,725)	(2,255)
1,391	-	(177)	Gain (loss) on asset sales	1,391	(1,556)
(17)	(8)	(43)	Restructuring charges	(28)	(314)
(3,118)	(3,719)	(47)	Impairments	(11,898)	(240)
(442)	(819)	(58)	Other	(1,190)	(145)
(827)	993	320	After-tax inventory effect: FIFO vs. replacement cost	1,206	1,384
(224)	(551)	(119)	Effect of changes in fair value	(855)	(169)
(3,237)	(4,104)	(124)	Total adjustments affecting net income	(11,374)	(1,040)

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

3Q22	2Q22	3Q21	3Q22 vs 3Q21	in millions of dollars	9M22	9M21	9M22 vs 9M21
6,626	5,692	4,645	+43%	Net income - TotalEnergies share	17,262	10,195	+69%
3,237	4,104	124	x26.1	Less: adjustment items to net income (TotalEnergies share)	11,374	1,040	x10.9
9,863	9,796	4,769	x2.1	Adjusted net income - TotalEnergies share	28,636	11,235	x2.5
-	-	-		Adjusted items	-		-
85	89	105	-19%	Add: non-controlling interests	250	252	-1%
6,037	5,274	2,674	x2.3	Add: income taxes	16,035	5,605	x2.9
2,926	3,038	3,172	-8%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	9,112	9,457	-4%
95	98	85	+12%	Add: amortization and impairment of intangible assets	289	282	+2%
633	572	454	+39%	Add: financial interest on debt	1,667	1,421	+17%
(219)	(130)	(79)	ns	Less: financial income and expense from cash & cash equivalents	(408)	(235)	ns
19,420	18,737	11,180	+74%	Adjusted EBITDA	55,581	28,017	+98%

INVESTMENTS – DIVESTMENTS

3Q22	2Q22	3Q21	3Q22 vs 3Q21	in millions of dollars	9M22	9M21	9M22 vs 9M21
3,116	2,819	2,813	+11%	Organic investments (a)	7,916	7,993	-1%
169	98	172	-1%	Capitalized exploration	381	660	-42%
233	277	211	+10%	Increase in non-current loans	744	883	-16%
(214)	(174)	(112)	-	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(823)	(297)	-
4	(190)	1	-	Change in debt from renewable projects (TotalEnergies share)	(186)	(170)	-
1,716	2,464	126	x13.6	Acquisitions (b)	5,580	2,996	+86%
129	388	1,084	-88%	Asset sales (c)	995	1,967	-49%
(4)	176	(5)	-	Change in debt from renewable projects (partner share)	170	100	+70%
1,587	2,076	(958)	-	Net acquisitions	4,585	1,029	x4.5
4,703	4,895	1,855	x2.5	Net investments (a + b - c)	12,501	9,022	+39%
-	-	757	-	Other transactions with non-controlling interests (d)	-	757	-
(570)	(238)	(120)	-	Organic loan repayment from equity affiliates (e)	(1,295)	(228)	-
(8)	366	(6)	-	Change in debt from renewable projects financing* (f)	356	270	+32%
43	37	30	+43%	Capex linked to capitalized leasing contracts (g)	116	77	+51%
7	4	-	-	Expenditures related to carbon credits ( h )	11	-	-
4,075	4,982	2,456	+66%	Cash flow used in investing activities (a + b - c + d + e + f - g - h)	11,435	9,744	+17%

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW

3Q22	2Q22	3Q21	3Q22 vs 3Q21	in millions of dollars	9M22	9M21	9M22 vs 9M21
12,040	13,631	8,390	+44%	Operating cash flow before working capital changes w/o financial charges (DACF)	37,665	20,901	+80%
(304)	(399)	(330)	-	Financial charges	(1,071)	(1,122)	-
11,736	13,233	8,060	+46%	Operating cash flow before working capital changes (a)*	36,595	19,778	+85%
7,692	2,161	(2,662)	-	(Increase) decrease in working capital**	5,078	(2,403)	-
(1,010)	1,151	365	-	Inventory effect	1,396	1,711	-18%
0	(23)	(3)	-	Capital gain from renewable projects sales	(25)	(69)	-
(570)	(238)	(120)	-	Organic loan repayment from equity affiliates	(1,295)	(228)	-
17,848	16,284	5,640	x3.2	Cash flow from operations	41,749	18,789	x2.2

3,116	2,819	2,813	+11%	Organic investments (b)	7,916	7,993	-1%
8,620	10,414	5,247	+64%	Free cash flow after organic investments, w/o net asset sales (a - b)	28,679	11,785	x2.4

4,703	4,895	1,855	x2.5	Net investments (c)	12,501	9,022	+39%
7,033	8,338	6,205	+13%	Net cash flow (a - c)	24,094	10,756	x2.2

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale. Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

** Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

GEARING RATIO

In millions of dollars	09/30/2022	06/30/2022	09/30/2021
Current borrowings[1]	15,556	14,589	15,184
Other current financial liabilities	861	401	504
Current financial assets[1,2]	(11,532)	(7,697)	(3,821)
Net financial assets classified as held for sale	(36)	(14)	(1)
Non-current financial debt[1]	37,506	39,233	43,350
Non-current financial assets[1]	(1,406)	(692)	(1,927)
Cash and cash equivalents	(35,941)	(32,848)	(28,971)
Net debt (a)	5,008	12,972	24,318
Shareholders’ equity – TotalEnergies share	117,821	116,688	110,016
Non-controlling interests	2,851	3,309	3,211
Shareholders’ equity (b)	120,672	119,997	113,227
Net-debt-to-capital ratio = a / (a+b)	4.0%	9.8%	17.7%
Leases (c)	7,669	7,963	7,786
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	9.5%	14.9%	22.1%

1 Excludes leases receivables and leases debts.

2 Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended September 30, 2022

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	12,014	17,476	6,368	1,695
Capital employed at 9/30/2021*	52,401	75,499	9,156	8,281
Capital employed at 9/30/2022*	54,923	65,041	5,801	7,141
ROACE	22.4%	24.9%	85.2%	22.2%

Twelve months ended June 30, 2022

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	9,973	15,985	5,035	1,655
Capital employed at 6/30/2021*	49,831	76,013	9,285	8,439
Capital employed at 6/30/2022*	54,174	70,248	7,958	7,475
ROACE	19.2%	21.9%	58.4%	20.8%

Twelve months ended September 30, 2021

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing &
in millions of dollars	Power	Production	Chemicals	Services
Adjusted net operating income	3,738	7,982	1,526	1,471
Capital employed at 9/30/2020*	43,799	78,548	11,951	8,211
Capital employed at 9/30/2021*	52,401	75,499	9,156	8,281
ROACE	7.8%	10.4%	14.5%	17.8%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

		3Q22	2Q22	1Q22	4Q21	3Q21
€/$		1.01	1.06	1.12	1.14	1.18
Brent	($/b)	100.8	113.9	102.2	79.8	73.5
Average liquids price*	($/b)	93.6	102.9	90.1	72.6	67.1
Average gas price* (1)	($/Mbtu)	16.83	11.01	12.27	11.38	6.33
Average LNG price** (1)	($/Mbtu)	21.51	13.96	13.60	13.12	9.10
Variable Cost Margin, European refining***	($/t)	99.2	145.7	46.3	16.7	8.8

* Sales in $ / sales in volume for consolidated affiliates.

** Sales in $ / sales in volume for consolidated and equity affiliates.

*** This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

(1) Does not take into account gas and LNG trading activities, respectively.

Disclaimer: Data is based on TotalEnergies’ reporting and is not audited.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)(a)	2022	2022	2021

Sales	69,037	74,774	54,729
Excise taxes	(4,075)	(4,329)	(5,659)
Revenues from sales	64,962	70,445	49,070

Purchases, net of inventory variation	(42,802)	(45,443)	(32,344)
Other operating expenses	(6,771)	(8,041)	(6,617)
Exploration costs	(71)	(117)	(127)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,935)	(3,102)	(3,191)
Other income	1,693	429	195
Other expense	(921)	(1,305)	(605)

Financial interest on debt	(633)	(572)	(454)
Financial income and expense from cash & cash equivalents	327	245	87
Cost of net debt	(306)	(327)	(367)

Other financial income	196	231	193
Other financial expense	(112)	(136)	(140)

Net income (loss) from equity affiliates	(108)	(1,546)	1,377

Income taxes	(6,077)	(5,284)	(2,692)
Consolidated net income	6,748	5,804	4,752
TotalEnergies share	6,626	5,692	4,645
Non-controlling interests	122	112	107
Earnings per share ($)	2.58	2.18	1.72
Fully-diluted earnings per share ($)	2.56	2.16	1.71

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2022	2022	2021
Consolidated net income	6,748	5,804	4,752

Other comprehensive income

Actuarial gains and losses	(17)	204	(3)
Change in fair value of investments in equity instruments	131	(20)	(95)
Tax effect	2	(53)	5
Currency translation adjustment generated by the parent company	(4,639)	(5,387)	(2,368)
Items not potentially reclassifiable to profit and loss	(4,523)	(5,256)	(2,461)
Currency translation adjustment	1,871	2,523	1,260
Cash flow hedge	1,258	3,222	424
Variation of foreign currency basis spread	9	21	2
share of other comprehensive income of equity affiliates, net amount	191	2,548	184
Other	(18)	(1)	1
Tax effect	(424)	(1,112)	(100)
Items potentially reclassifiable to profit and loss	2,887	7,201	1,771
Total other comprehensive income (net amount)	(1,636)	1,945	(690)

Comprehensive income	5,112	7,749	4,062
TotalEnergies share	4,969	7,705	4,014
Non-controlling interests	143	44	48

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)(a)	2022	2021

Sales	212,417	145,515
Excise taxes	(13,060)	(16,179)
Revenues from sales	199,357	129,336

Purchases, net of inventory variation	(127,893)	(82,461)
Other operating expenses	(22,435)	(20,214)
Exploration costs	(1,049)	(417)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,716)	(9,637)
Other income	2,265	776
Other expense	(4,516)	(1,562)

Financial interest on debt	(1,667)	(1,421)
Financial income and expense from cash & cash equivalents	786	259
Cost of net debt	(881)	(1,162)

Other financial income	630	567
Other financial expense	(383)	(401)

Net income (loss) from equity affiliates	(1,611)	1,578

Income taxes	(16,165)	(5,940)
Consolidated net income	17,603	10,463
TotalEnergies share	17,262	10,195
Non-controlling interests	341	268
Earnings per share ($)	6.61	3.77
Fully-diluted earnings per share ($)	6.57	3.74

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)	2022	2021
Consolidated net income	17,603	10,463

Other comprehensive income

Actuarial gains and losses	187	446
Change in fair value of investments in equity instruments	114	(27)
Tax effect	(40)	(149)
Currency translation adjustment generated by the parent company	(11,776)	(5,302)
Items not potentially reclassifiable to profit and loss	(11,515)	(5,032)
Currency translation adjustment	5,406	3,037
Cash flow hedge	4,217	504
Variation of foreign currency basis spread	79	(2)
share of other comprehensive income of equity affiliates, net amount	2,655	635
Other	(19)	1
Tax effect	(1,483)	(157)
Items potentially reclassifiable to profit and loss	10,855	4,018
Total other comprehensive income (net amount)	(660)	(1,014)

Comprehensive income	16,943	9,449
TotalEnergies share	16,627	9,226
Non-controlling interests	316	223

CONSOLIDATED BALANCE SHEET

TotalEnergies

	September 30, 2022	June 30, 2022	December 31, 2021	September 30, 2021

(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	36,376	37,020	32,484	32,895
Property, plant and equipment, net	99,700	101,454	106,559	105,902
Equity affiliates : investments and loans	28,743	28,210	31,053	30,467
Other investments	1,149	1,383	1,625	1,688
Non-current financial assets	2,341	1,612	2,404	2,799
Deferred income taxes	4,434	4,737	5,400	6,452
Other non-current assets	2,930	3,075	2,797	2,530
Total non-current assets	175,673	177,491	182,322	182,733

Current assets
Inventories, net	24,420	28,542	19,952	19,601
Accounts receivable, net	28,191	30,796	21,983	19,865
Other current assets	73,453	55,553	35,144	39,967
Current financial assets	11,688	7,863	12,315	3,910
Cash and cash equivalents	35,941	32,848	21,342	28,971
Assets classified as held for sale	349	313	400	633
Total current assets	174,042	155,915	111,136	112,947
Total assets	349,715	333,406	293,458	295,680

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	8,163	8,163	8,224	8,224
Paid-in surplus and retained earnings	131,382	125,554	117,849	113,795
Currency translation adjustment	(16,720)	(14,019)	(12,671)	(11,995)
Treasury shares	(5,004)	(3,010)	(1,666)	(8)
Total shareholders' equity - TotalEnergies share	117,821	116,688	111,736	110,016
Non-controlling interests	2,851	3,309	3,263	3,211
Total shareholders' equity	120,672	119,997	114,999	113,227

Non-current liabilities
Deferred income taxes	12,576	12,169	10,904	11,161
Employee benefits	2,207	2,341	2,672	3,218
Provisions and other non-current liabilities	22,133	23,373	20,269	20,355
Non-current financial debt	44,899	46,868	49,512	50,810
Total non-current liabilities	81,815	84,751	83,357	85,544

Current liabilities
Accounts payable	48,942	49,700	36,837	34,149
Other creditors and accrued liabilities	80,468	62,498	42,800	45,476
Current borrowings	16,923	16,003	15,035	16,471
Other current financial liabilities	861	401	372	504
Liabilities directly associated with the assets classified as held for sale	34	56	58	309
Total current liabilities	147,228	128,658	95,102	96,909
Total liabilities & shareholders' equity	349,715	333,406	293,458	295,680

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2022	2022	2021

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	6,748	5,804	4,752
Depreciation, depletion, amortization and impairment	3,032	3,321	3,361
Non-current liabilities, valuation allowances and deferred taxes	704	1,427	479
(Gains) losses on disposals of assets	(1,645)	(165)	100
Undistributed affiliates' equity earnings	1,290	2,999	(506)
(Increase) decrease in working capital	7,407	2,498	(2,698)
Other changes, net	312	400	152
Cash flow from operating activities	17,848	16,284	5,640

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,986)	(5,150)	(2,718)
Acquisitions of subsidiaries, net of cash acquired	(8)	(82)	(23)
Investments in equity affiliates and other securities	(2,557)	(136)	(67)
Increase in non-current loans	(246)	(278)	(219)
Total expenditures	(5,797)	(5,646)	(3,027)
Proceeds from disposals of intangible assets and property, plant and equipment	97	153	150
Proceeds from disposals of subsidiaries, net of cash sold	524	63	4
Proceeds from disposals of non-current investments	304	35	177
Repayment of non-current loans	797	413	240
Total divestments	1,722	664	571
Cash flow used in investing activities	(4,075)	(4,982)	(2,456)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	(1)	371	-
- Treasury shares	(1,996)	(1,988)	-
Dividends paid:
- Parent company shareholders	(1,877)	(1,825)	(2,053)
- Non-controlling interests	(405)	(97)	(41)
Net issuance (repayment) of perpetual subordinated notes	-	(1,958)	-
Payments on perpetual subordinated notes	(14)	(138)	(22)
Other transactions with non-controlling interests	38	(10)	721
Net issuance (repayment) of non-current debt	141	508	133
Increase (decrease) in current borrowings	(527)	(2,703)	(1,457)
Increase (decrease) in current financial assets and liabilities	(4,473)	(731)	513
Cash flow from (used in) financing activities	(9,114)	(8,571)	(2,206)
Net increase (decrease) in cash and cash equivalents	4,659	2,731	978
Effect of exchange rates	(1,566)	(1,159)	(650)
Cash and cash equivalents at the beginning of the period	32,848	31,276	28,643
Cash and cash equivalents at the end of the period	35,941	32,848	28,971

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	9 months	9 months
(M$)	2022	2021

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	17,603	10,463
Depreciation, depletion, amortization and impairment	10,931	10,121
Non-current liabilities, valuation allowances and deferred taxes	4,669	810
(Gains) losses on disposals of assets	(1,823)	(270)
Undistributed affiliates' equity earnings	4,551	176
(Increase) decrease in working capital	4,982	(2,848)
Other changes, net	836	337
Cash flow from operating activities	41,749	18,789

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(11,593)	(7,803)
Acquisitions of subsidiaries, net of cash acquired	(90)	(193)
Investments in equity affiliates and other securities	(2,782)	(2,500)
Increase in non-current loans	(765)	(899)
Total expenditures	(15,230)	(11,395)
Proceeds from disposals of intangible assets and property, plant and equipment	427	421
Proceeds from disposals of subsidiaries, net of cash sold	675	233
Proceeds from disposals of non-current investments	554	456
Repayment of non-current loans	2,139	541
Total divestments	3,795	1,651
Cash flow used in investing activities	(11,435)	(9,744)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	370	381
- Treasury shares	(5,160)	(165)
Dividends paid:
- Parent company shareholders	(5,630)	(6,237)
- Non-controlling interests	(524)	(104)
Net issuance (repayment) of perpetual subordinated notes	-	3,248
Payments on perpetual subordinated notes	(288)	(256)
Other transactions with non-controlling interests	33	666
Net issuance (repayment) of non-current debt	683	(706)
Increase (decrease) in current borrowings	(2,573)	(7,488)
Increase (decrease) in current financial assets and liabilities	390	298
Cash flow from (used in) financing activities	(12,699)	(10,363)
Net increase (decrease) in cash and cash equivalents	17,615	(1,318)
Effect of exchange rates	(3,016)	(979)
Cash and cash equivalents at the beginning of the period	21,342	31,268
Cash and cash equivalents at the end of the period	35,941	28,971

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

	Common shares issued		Paid-in	Currency	Treasury shares		Shareholders’	Non-	Total
			surplus and	translation			equity -	controlling	shareholders’
			retained	adjustment			TotalEnergies	interests	equity
(M$)	Number	Amount	earnings		Number	Amount	Share
As of January 1, 2021	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income of the first nine months 2021	-	-	10,195	-	-	-	10,195	268	10,463
Other comprehensive income	-	-	762	(1,731)	-	-	(969)	(45)	(1,014)
Comprehensive Income	-	-	10,957	(1,731)	-	-	9,226	223	9,449
Dividend	-	-	(6,236)	-	-	-	(6,236)	(104)	(6,340)
Issuance of common shares	10,589,713	31	350	-	-	-	381	-	381
Purchase of treasury shares	-	-	-	-	(3,636,351)	(165)	(165)	-	(165)
Sale of treasury shares(a)	-	-	(216)	-	4,571,235	216	-	-	-
Share-based payments	-	-	103	-	-	-	103	-	103
Share cancellation	(23,284,409)	(74)	(1,254)	-	23,284,409	1,328	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	3,254	-	-	-	3,254	-	3,254
Payments on perpetual subordinated notes	-	-	(278)	-	-	-	(278)	-	(278)
Other operations with non-controlling interests	-	-	26	(6)	-	-	20	701	721
Other items	-	-	11	(2)	-	-	9	8	17
As of September 30, 2021	2,640,429,329	8,224	113,795	(11,995)	(173,410)	(8)	110,016	3,211	113,227
Net income of the fourth quarter 2021	-	-	5,837	-	-	-	5,837	66	5,903
Other comprehensive income	-	-	229	(676)	-	-	(447)	15	(432)
Comprehensive Income	-	-	6,066	(676)	-	-	5,390	81	5,471
Dividend	-	-	(1,964)	-	-	-	(1,964)	(20)	(1,984)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(33,669,654)	(1,658)	(1,658)	-	(1,658)
Sale of treasury shares(a)	-	-	-	-	1,960	-	-	-	-
Share-based payments	-	-	40	-	-	-	40	-	40
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(90)	-	-	-	(90)	-	(90)
Other operations with non-controlling interests	-	-	4	-	-	-	4	(12)	(8)
Other items	-	-	(2)	-	-	-	(2)	3	1
As of December 31, 2021	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income of the first nine months 2022	-	-	17,262	-	-	-	17,262	341	17,603
Other comprehensive income	-	-	3,421	(4,056)	-	-	(635)	(25)	(660)
Comprehensive Income	-	-	20,683	(4,056)	-	-	16,627	316	16,943
Dividend	-	-	(5,653)	-	-	-	(5,653)	(524)	(6,177)
Issuance of common shares	9,367,482	26	344	-	-	-	370	-	370
Purchase of treasury shares	-	-	-	-	(97,376,124)	(5,160)	(5,160)	-	(5,160)
Sale of treasury shares(a)	-	-	(317)	-	6,193,921	317	-	-	-
Share-based payments	-	-	191	-	-	-	191	-	191
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(44)	-	-	-	(44)	-	(44)
Payments on perpetual subordinated notes	-	-	(255)	-	-	-	(255)	-	(255)
Other operations with non-controlling interests	-	-	41	7	-	-	48	124	172
Other items	-	-	(39)	-	-	-	(39)	(328)	(367)
As of September 30, 2022	2,619,131,285	8,163	131,382	(16,720)	(94,357,781)	(5,004)	117,821	2,851	120,672

(a)Treasury shares related to the performance share grants.

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS 2022

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of September 30, 2022, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at September 30, 2022, are consistent with those used for the financial statements at December 31, 2021. Since January 1, 2020, the Company has early adopted the amendments to IFRS 7 and IFRS 9 relating to the interest rate benchmark reform phase II. In particular, these amendments allow to maintain the hedge accounting qualification of interest rate derivatives.

The preparation of financial statements in accordance with IFRS for the closing as of September 30, 2022 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2021.

The interim consolidated financial statements are impacted by the Russian-Ukrainian conflict described in paragraph 7 Other risks and commitments. The Company has taken this environment into account in its estimates and recorded in its accounts as of March 31, 2022, an impairment of $(4,095) million, concerning notably Arctic LNG 2. As of June 30, 2022, TotalEnergies recorded in its accounts an impairment of $(3,513) million, related mainly to the potential impact of international sanctions on the value of its Novatek stake and as of September 30 2022, TotalEnergies recorded in its accounts an additional impairment of $(3,056) million.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

⮚	Integrated Gas, Renewables & Power

•	On February 28, 2022, TotalEnergies has successfully been named a winner of maritime lease area OCS-A 0538 by the BOEM (Bureau of Ocean Energy Management) in the New York Bight auction in United States.

This bid for the development of an offshore wind farm off the U.S. East Coast was won for a consideration of $795 million (100%) by both TotalEnergies and EnBW.

Located up to 47 nautical miles (87 kilometers) from the coast, the lease covers a 132 square miles (341 square kilometer) area that could accommodate a generation capacity of at least 3 GW, enough to provide power to about one million homes. The project is expected to come online by 2028.

•	In September 2022, TotalEnergies finalized the acquisition of 50% of Clearway Energy Group (CEG), the 5th US renewable energy player, with Global Infrastructure Partners (GIP).

In the frame of this transaction, GIP received $1.6 billion in cash and an interest of 50% minus one share in the TotalEnergies subsidiary that holds a 50.5% ownership in SunPower Corporation, leader in residential solar in the U.S.

These transactions had an impact of $1,391 million on TotalEnergies' net income and as of September 30, 2022, TotalEnergies' interests in Clearway Energy Group (CEG) and in TotalEnergies' subsidiary that holds a 50.5% ownership in SunPower are accounted for using the equity method. This impact is treated as an adjustment item.

⮚	Exploration & Production

•	In January 2022, TotalEnergies has decided to initiate the contractual process of withdrawing from the Yadana field and from MGTC in Myanmar, both as operator and as shareholder, without any financial compensation for TotalEnergies.

As a result, TotalEnergies registered an impairment of assets of $(201) million in operational result and of $(305) million in TotalEnergies’ share net result in the financial statements as of December 31, 2021.

This withdrawal became effective on 20 July 2022.

•	In February 2022, TotalEnergies announced its decision not to sanction and so to withdraw from the North Platte deepwater project in the US Gulf of Mexico.

The decision not to continue with the project was taken as TotalEnergies has better opportunities of allocation of its capital within its global portfolio.

An impairment of the project’s assets has been recorded in the consolidated financial statements of the first quarter of 2022, for an amount of $(957) million in net income, TotalEnergies’ share.

•	In April 2022, TotalEnergies finalized the acquisition of the Atapu and Sepia pre-salt oil fields offered by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP) in the Transfer of Rights (ToR) Surplus bidding round, that took place in December 2021.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

2.2) Major business combinations

⮚	Exploration & Production

•	Transfer of rights in the Atapu and Sepia fields in Brazil

On 26 April 2022, Petrobras transferred to TotalEnergies 22.5% of the rights of the pre-salt Atapu oil field. Production started in 2020 and has reached a plateau of 160,000 barrels per day with a first Floating, Production, Storage and Offloading unit (FPSO). A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d.

On 27 April 2022, Petrobras also transferred to TotalEnergies 28% of the rights of the pre-salt Sepia oil field. Production started in 2021 and is targeting a plateau of 180,000 barrels per day with a first Floating, Production, Storage and Offloading unit (FPSO). A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d.

In accordance with IFRS 3, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

2.3) Divestment projects

As of September 30, 2022, there is no material divestment project recorded in “assets held for sale”.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of the Company, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Company's activities is structured around the four followings segments:

-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;

-	An Exploration & Production segment; Starting September 2021, it notably includes the carbon neutrality activity that was previously reported in the Integrated Gas, Renewables & Power segment;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii)	Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TotalEnergies’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in the Company’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

9 months 2022 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	34,070	7,342	94,968	76,024	13	-	212,417
Intersegment sales	5,113	42,324	34,127	1,159	185	(82,908)	-
Excise taxes	-	-	(538)	(12,522)	-	-	(13,060)
Revenues from sales	39,183	49,666	128,557	64,661	198	(82,908)	199,357
Operating expenses	(33,277)	(18,348)	(119,790)	(61,807)	(1,063)	82,908	(151,377)
Depreciation, depletion and impairment of tangible assets and mineral interests	(943)	(6,772)	(1,140)	(757)	(104)	-	(9,716)
Operating income	4,963	24,546	7,627	2,097	(969)	-	38,264
Net income (loss) from equity affiliates and other items	1,513	(6,069)	724	42	175	-	(3,615)
Tax on net operating income	(1,331)	(12,810)	(1,646)	(674)	259	-	(16,202)
Net operating income	5,145	5,667	6,705	1,465	(535)	-	18,447
Net cost of net debt							(844)
Non-controlling interests							(341)
Net income - TotalEnergies share							17,262

9 months 2022 (adjustments)(a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	35	-	-	-	-	-	35
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	35	-	-	-	-	-	35
Operating expenses	(1,014)	(877)	951	411	(512)	-	(1,041)
Depreciation, depletion and impairment of tangible assets and mineral interests	(14)	(546)	-	(35)	(9)	-	(604)
Operating income (b)	(993)	(1,423)	951	376	(521)	-	(1,610)
Net income (loss) from equity affiliates and other items	(3,182)	(6,900)	69	(14)	106	-	(9,921)
Tax on net operating income	65	39	(130)	(113)	118	-	(21)
Net operating income (b)	(4,110)	(8,284)	890	249	(297)	-	(11,552)
Net cost of net debt							269
Non-controlling interests							(91)
Net income - TotalEnergies share							(11,374)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	951	445	-
- On net operating income	-	-	922	331	-

9 months 2022 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	34,035	7,342	94,968	76,024	13	-	212,382
Intersegment sales	5,113	42,324	34,127	1,159	185	(82,908)	-
Excise taxes	-	-	(538)	(12,522)	-	-	(13,060)
Revenues from sales	39,148	49,666	128,557	64,661	198	(82,908)	199,322
Operating expenses	(32,263)	(17,471)	(120,741)	(62,218)	(551)	82,908	(150,336)
Depreciation, depletion and impairment of tangible assets and mineral interests	(929)	(6,226)	(1,140)	(722)	(95)	-	(9,112)
Adjusted operating income	5,956	25,969	6,676	1,721	(448)	-	39,874
Net income (loss) from equity affiliates and other items	4,695	831	655	56	69	-	6,306
Tax on net operating income	(1,396)	(12,849)	(1,516)	(561)	141	-	(16,181)
Adjusted net operating income	9,255	13,951	5,815	1,216	(238)	-	29,999
Net cost of net debt							(1,113)
Non-controlling interests							(250)
Adjusted net income - TotalEnergies share							28,636

9 months 2022 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,525	8,168	803	679	55		15,230
Total divestments	2,922	592	89	180	12		3,795
Cash flow from operating activities	8,675	23,619	8,431	2,417	(1,393)		41,749

9 months 2021	Integrated Gas,	Exploration	Refining	Marketing
(M$)	Renewables & Power	& Production	& Chemicals	& Services	Corporate	Intercompany	Total
External sales	19,070	5,178	62,819	58,434	14	-	145,515
Intersegment sales	2,794	23,021	18,921	296	106	(45,138)	-
Excise taxes	-	-	(870)	(15,309)	-	-	(16,179)
Revenues from sales	21,864	28,199	80,870	43,421	120	(45,138)	129,336
Operating expenses	(18,823)	(11,310)	(76,732)	(40,812)	(553)	45,138	(103,092)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,105)	(6,473)	(1,184)	(793)	(82)	-	(9,637)
Operating income	1,936	10,416	2,954	1,816	(515)	-	16,607
Net income (loss) from equity affiliates and other items	1,464	(834)	290	25	13	-	958
Tax on net operating income	(365)	(4,382)	(834)	(574)	77	-	(6,078)
Net operating income	3,035	5,200	2,410	1,267	(425)	-	11,487
Net cost of net debt							(1,024)
Non-controlling interests							(268)
Net income - TotalEnergies share							10,195

9 months 2021 (adjustments)(a)	Integrated Gas,	Exploration	Refining	Marketing
(M$)	Renewables & Power	& Production	& Chemicals	& Services	Corporate	Intercompany	Total
External sales	(44)	-	-	-	-	-	(44)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	(44)	-	-	-	-	-	(44)
Operating expenses	(214)	(55)	1,432	257	-	-	1,420
Depreciation, depletion and impairment of tangible assets and mineral interests	(155)	-	(25)	-	-	-	(180)
Operating income (b)	(413)	(55)	1,407	257	-	-	1,196
Net income (loss) from equity affiliates and other items	(99)	(1,728)	33	(55)	(60)	-	(1,909)
Tax on net operating income	63	69	(386)	(74)	2	-	(326)
Net operating income (b)	(449)	(1,714)	1,054	128	(58)	-	(1,039)
Net cost of net debt							15
Non-controlling interests							(16)
Net income - TotalEnergies share							(1,040)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	1,449	262	-
- On net operating income	-	-	1,222	189	-

9 months 2021 (adjusted)	Integrated Gas,	Exploration	Refining	Marketing
(M$)	Renewables & Power	& Production	& Chemicals	& Services	Corporate	Intercompany	Total
External sales	19,114	5,178	62,819	58,434	14	-	145,559
Intersegment sales	2,794	23,021	18,921	296	106	(45,138)	-
Excise taxes	-	-	(870)	(15,309)	-	-	(16,179)
Revenues from sales	21,908	28,199	80,870	43,421	120	(45,138)	129,380
Operating expenses	(18,609)	(11,255)	(78,164)	(41,069)	(553)	45,138	(104,512)
Depreciation, depletion and impairment of tangible assets and mineral interests	(950)	(6,473)	(1,159)	(793)	(82)	-	(9,457)
Adjusted operating income	2,349	10,471	1,547	1,559	(515)	-	15,411
Net income (loss) from equity affiliates and other items	1,563	894	257	80	73	-	2,867
Tax on net operating income	(428)	(4,451)	(448)	(500)	75	-	(5,752)
Adjusted net operating income	3,484	6,914	1,356	1,139	(367)	-	12,526
Net cost of net debt							(1,039)
Non-controlling interests							(252)
Adjusted net income - TotalEnergies share							11,235

9 months 2021	Integrated Gas,	Exploration	Refining	Marketing
(M$)	Renewables & Power	& Production	& Chemicals	& Services	Corporate	Intercompany	Total
Total expenditures	4,870	4,949	915	599	62		11,395
Total divestments	810	537	146	138	20		1,651
Cash flow from operating activities	884	13,385	4,027	1,947	(1,454)		18,789

3rd quarter 2022	Integrated Gas,	Exploration	Refining	Marketing
(M$)	Renewables & Power	& Production	& Chemicals	& Services	Corporate	Intercompany	Total
External sales	11,495	2,670	28,899	25,968	5	-	69,037
Intersegment sales	1,753	14,701	12,065	176	52	(28,747)	-
Excise taxes	-	-	(160)	(3,915)	-	-	(4,075)
Revenues from sales	13,248	17,371	40,804	22,229	57	(28,747)	64,962
Operating expenses	(10,648)	(6,880)	(39,137)	(21,513)	(213)	28,747	(49,644)
Depreciation, depletion and impairment of tangible assets and mineral interests	(295)	(1,999)	(371)	(243)	(27)	-	(2,935)
Operating income	2,305	8,492	1,296	473	(183)	-	12,383
Net income (loss) from equity affiliates and other items	3,190	(2,643)	219	(14)	(4)	-	748
Tax on net operating income	(777)	(5,071)	(255)	(153)	162	-	(6,094)
Net operating income	4,718	778	1,260	306	(25)	-	7,037
Net cost of net debt							(289)
Non-controlling interests							(122)
Net income - TotalEnergies share							6,626

3rd quarter 2022 (adjustments)(a)	Integrated Gas,	Exploration	Refining	Marketing
(M$)	Renewables & Power	& Production	& Chemicals	& Services	Corporate	Intercompany	Total
External sales	38	-	-	-	-	-	38
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	38	-	-	-	-	-	38
Operating expenses	(291)	(4)	(771)	(230)	(79)	-	(1,375)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(7)	-	(2)	-	-	(9)
Operating income (b)	(253)	(11)	(771)	(232)	(79)	-	(1,346)
Net income (loss) from equity affiliates and other items	1,315	(3,130)	(100)	(7)	-	-	(1,922)
Tax on net operating income	7	(298)	196	67	20	-	(8)
Net operating income (b)	1,069	(3,439)	(675)	(172)	(59)	-	(3,276)
Net cost of net debt							76
Non-controlling interests							(37)
Net income - TotalEnergies share							(3,237)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(771)	(239)	-
- On net operating income	-	-	(675)	(172)	-

3rd quarter 2022 (adjusted)	Integrated Gas,	Exploration	Refining	Marketing
(M$)	Renewables & Power	& Production	& Chemicals	& Services	Corporate	Intercompany	Total
External sales	11,457	2,670	28,899	25,968	5	-	68,999
Intersegment sales	1,753	14,701	12,065	176	52	(28,747)	-
Excise taxes	-	-	(160)	(3,915)	-	-	(4,075)
Revenues from sales	13,210	17,371	40,804	22,229	57	(28,747)	64,924
Operating expenses	(10,357)	(6,876)	(38,366)	(21,283)	(134)	28,747	(48,269)
Depreciation, depletion and impairment of tangible assets and mineral interests	(295)	(1,992)	(371)	(241)	(27)	-	(2,926)
Adjusted operating income	2,558	8,503	2,067	705	(104)	-	13,729
Net income (loss) from equity affiliates and other items	1,875	487	319	(7)	(4)	-	2,670
Tax on net operating income	(784)	(4,773)	(451)	(220)	142	-	(6,086)
Adjusted net operating income	3,649	4,217	1,935	478	34	-	10,313
Net cost of net debt							(365)
Non-controlling interests							(85)
Adjusted net income - TotalEnergies share							9,863

3rd quarter 2022	Integrated Gas,	Exploration	Refining	Marketing
(M$)	Renewables & Power	& Production	& Chemicals	& Services	Corporate	Intercompany	Total
Total expenditures	3,214	2,069	242	251	21		5,797
Total divestments	1,441	246	6	29	-		1,722
Cash flow from operating activities	4,390	9,083	3,798	939	(362)		17,848

3rd quarter 2021	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
(M$)	& Power	Production	Chemicals	Services
External sales	8,482	1,921	22,765	21,554	7	-	54,729
Intersegment sales	1,239	8,588	7,031	110	38	(17,006)	-
Excise taxes	-	-	(240)	(5,419)	-	-	(5,659)
Revenues from sales	9,721	10,509	29,556	16,245	45	(17,006)	49,070
Operating expenses	(8,502)	(3,958)	(28,153)	(15,302)	(179)	17,006	(39,088)
Depreciation, depletion and impairment of tangible assets and mineral interests	(343)	(2,156)	(397)	(267)	(28)	-	(3,191)
Operating income	876	4,395	1,006	676	(162)	-	6,791
Net income (loss) from equity affiliates and other items	782	139	79	2	18	-	1,020
Tax on net operating income	(208)	(2,007)	(273)	(222)	23	-	(2,687)
Net operating income	1,450	2,527	812	456	(121)	-	5,124
Net cost of net debt							(372)
Non-controlling interests							(107)
Net income - TotalEnergies share							4,645

3rd quarter 2021 (adjustments)(a)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
(M$)	& Power	Production	Chemicals	Services
External sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	(152)	(32)	301	44	-	-	161
Depreciation, depletion and impairment of tangible assets and mineral interests	(7)	-	(12)	-	-	-	(19)
Operating income (b)	(159)	(32)	289	44	-	-	142
Net income (loss) from equity affiliates and other items	(3)	(246)	5	(12)	2	-	(254)
Tax on net operating income	4	79	(84)	(14)	-	-	(15)
Net operating income (b)	(158)	(199)	210	18	2	-	(127)
Net cost of net debt							5
Non-controlling interests							(2)
Net income - TotalEnergies share							(124)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	309	56	-
- On net operating income	-	-	285	41	-

3rd quarter 2021 (adjusted)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
(M$)	& Power	Production	Chemicals	Services
External sales	8,482	1,921	22,765	21,554	7	-	54,729
Intersegment sales	1,239	8,588	7,031	110	38	(17,006)	-
Excise taxes	-	-	(240)	(5,419)	-	-	(5,659)
Revenues from sales	9,721	10,509	29,556	16,245	45	(17,006)	49,070
Operating expenses	(8,350)	(3,926)	(28,454)	(15,346)	(179)	17,006	(39,249)
Depreciation, depletion and impairment of tangible assets and mineral interests	(336)	(2,156)	(385)	(267)	(28)	-	(3,172)
Adjusted operating income	1,035	4,427	717	632	(162)	-	6,649
Net income (loss) from equity affiliates and other items	785	385	74	14	16	-	1,274
Tax on net operating income	(212)	(2,086)	(189)	(208)	23	-	(2,672)
Adjusted net operating income	1,608	2,726	602	438	(123)	-	5,251
Net cost of net debt							(377)
Non-controlling interests							(105)
Adjusted net income - TotalEnergies share							4,769

3rd quarter 2021	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&	Corporate	Intercompany	Total
(M$)	& Power	Production	Chemicals	Services
Total expenditures	683	1,754	337	239	14		3,027
Total divestments	358	163	17	31	2		571
Cash flow from operating activities	(463)	4,814	799	845	(355)		5,640

3.2) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
9 months 2022			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	212,382	35	212,417
Excise taxes	(13,060)	-	(13,060)
Revenues from sales	199,322	35	199,357

Purchases net of inventory variation	(128,294)	401	(127,893)
Other operating expenses	(21,718)	(717)	(22,435)
Exploration costs	(324)	(725)	(1,049)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,112)	(604)	(9,716)
Other income	713	1,552	2,265
Other expense	(951)	(3,565)	(4,516)

Financial interest on debt	(1,667)	-	(1,667)
Financial income and expense from cash & cash equivalents	408	378	786
Cost of net debt	(1,259)	378	(881)

Other financial income	546	84	630
Other financial expense	(383)	-	(383)

Net income (loss) from equity affiliates	6,381	(7,992)	(1,611)

Income taxes	(16,035)	(130)	(16,165)
Consolidated net income	28,886	(11,283)	17,603
TotalEnergies share	28,636	(11,374)	17,262
Non-controlling interests	250	91	341

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
9 months 2021			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	145,559	(44)	145,515
Excise taxes	(16,179)	-	(16,179)
Revenues from sales	129,380	(44)	129,336

Purchases net of inventory variation	(83,971)	1,510	(82,461)
Other operating expenses	(20,124)	(90)	(20,214)
Exploration costs	(417)	-	(417)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,457)	(180)	(9,637)
Other income	749	27	776
Other expense	(451)	(1,111)	(1,562)

Financial interest on debt	(1,421)	-	(1,421)
Financial income and expense from cash & cash equivalents	235	24	259
Cost of net debt	(1,186)	24	(1,162)

Other financial income	567	-	567
Other financial expense	(401)	-	(401)

Net income (loss) from equity affiliates	2,403	(825)	1,578

Income taxes	(5,605)	(335)	(5,940)
Consolidated net income	11,487	(1,024)	10,463
TotalEnergies share	11,235	(1,040)	10,195
Non-controlling interests	252	16	268

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2022			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	68,999	38	69,037
Excise taxes	(4,075)	-	(4,075)
Revenues from sales	64,924	38	64,962

Purchases net of inventory variation	(41,509)	(1,293)	(42,802)
Other operating expenses	(6,689)	(82)	(6,771)
Exploration costs	(71)	-	(71)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,926)	(9)	(2,935)
Other income	163	1,530	1,693
Other expense	(153)	(768)	(921)

Financial interest on debt	(633)	-	(633)
Financial income and expense from cash & cash equivalents	219	108	327
Cost of net debt	(414)	108	(306)

Other financial income	196	-	196
Other financial expense	(112)	-	(112)

Net income (loss) from equity affiliates	2,576	(2,684)	(108)

Income taxes	(6,037)	(40)	(6,077)
Consolidated net income	9,948	(3,200)	6,748
TotalEnergies share	9,863	(3,237)	6,626
Non-controlling interests	85	37	122

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2021			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	54,729	-	54,729
Excise taxes	(5,659)	-	(5,659)
Revenues from sales	49,070	-	49,070

Purchases net of inventory variation	(32,574)	230	(32,344)
Other operating expenses	(6,548)	(69)	(6,617)
Exploration costs	(127)	-	(127)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,172)	(19)	(3,191)
Other income	195	-	195
Other expense	(117)	(488)	(605)

Financial interest on debt	(454)	-	(454)
Financial income and expense from cash & cash equivalents	79	8	87
Cost of net debt	(375)	8	(367)

Other financial income	193	-	193
Other financial expense	(140)	-	(140)

Net income (loss) from equity affiliates	1,143	234	1,377

Income taxes	(2,674)	(18)	(2,692)
Consolidated net income	4,874	(122)	4,752
TotalEnergies share	4,769	(124)	4,645
Non-controlling interests	105	2	107

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The main adjustment items of the period are the following exceptional impairments and provisions related to the Russian-Ukrainian conflict:

•	In the first quarter, an impairment of $(4,095) million in net result concerning notably Arctic LNG 2.
•	In the second quarter, an impairment of $(3,513) million in net result related to the potential impact of international sanctions on the value of Novatek stake and in the third quarter, an additional impairment of $(3,056) million in net income.

The adjustment items also include a $1,391 million gain on the partial disposal of TotalEnergies' interest in its subsidiary which owns 50.5% of Sunpower and on the revaluation of its retained interest which is accounted for using the equity method.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME
(M$)		Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2022	Inventory valuation effect	-	-	(771)	(239)	-	(1,010)
	Effect of changes in fair value	(241)	-	-	-	-	(241)
	Restructuring charges	(8)	-	-	-	-	(8)
	Asset impairment and provisions charges	-	(7)	-	7	-	-
	Other items	(4)	(4)	-	-	(79)	(87)
Total		(253)	(11)	(771)	(232)	(79)	(1,346)
3rd quarter 2021	Inventory valuation effect	-	-	309	56	-	365
	Effect of changes in fair value	(122)	-	-	-	-	(122)
	Restructuring charges	(3)	(36)	(8)	-	-	(47)
	Asset impairment and provisions charges	(7)	-	(12)	-	-	(19)
	Other items	(27)	4	-	(12)	-	(35)
Total		(159)	(32)	289	44	-	142
9 months 2022	Inventory valuation effect	-	-	951	445	-	1,396
	Effect of changes in fair value	(926)	-	-	-	-	(926)
	Restructuring charges	(30)	-	-	-	-	(30)
	Asset impairment and provisions charges	(18)	(1,337)	-	(58)	(9)	(1,422)
	Other items	(19)	(86)	-	(11)	(512)	(628)
Total		(993)	(1,423)	951	376	(521)	(1,610)
9 months 2021	Inventory valuation effect	-	-	1,449	262	-	1,711
	Effect of changes in fair value	(180)	-	-	-	-	(180)
	Restructuring charges	(13)	(36)	(16)	-	-	(65)
	Asset impairment and provisions charges	(155)	-	(25)	-	-	(180)
	Other items	(65)	(19)	(1)	(5)	-	(90)
Total		(413)	(55)	1,407	257	-	1,196

ADJUSTMENTS TO NET INCOME, TotalEnergies SHARE

(M$)		Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2022	Inventory valuation effect	-	-	(671)	(156)	-	(827)
	Effect of changes in fair value	(224)	-	-	-	-	(224)
	Restructuring charges	(17)	-	-	-	-	(17)
	Asset impairment and provisions charges	(149)	(2,969)	-	-	-	(3,118)
	Gains (losses) on disposals of assets	1,391	-	-	-	-	1,391
	Other items	11	(438)	-	-	(15)	(442)
Total		1,012	(3,407)	(671)	(156)	(15)	(3,237)
-

3rd quarter 2021	Inventory valuation effect	-	-	282	38	-	320
	Effect of changes in fair value	(119)	-	-	-	-	(119)
	Restructuring charges	(2)	2	(46)	1	2	(43)
	Asset impairment and provisions charges	(5)	-	(29)	(13)	-	(47)
Gains (losses) on disposals of assets		-	(177)	-	-	-	(177)
	Other items	(28)	(19)	-	(11)	-	(58)
Total		(154)	(194)	207	15	2	(124)

9 months 2022	Inventory valuation effect	-	-	902	304	-	1,206
	Effect of changes in fair value	(855)	-	-	-	-	(855)
	Restructuring charges	(28)	-	-	-	-	(28)
	Asset impairment and provisions charges	(4,323)	(7,494)	-	(72)	(9)	(11,898)
Gains (losses) on disposals of assets		1,391	-	-	-	-	1,391
	Other items	(341)	(710)	(32)	(8)	(99)	(1,190)
Total		(4,156)	(8,204)	870	224	(108)	(11,374)
-

9 months 2021	Inventory valuation effect	-	-	1,208	176	-	1,384
	Effect of changes in fair value	(169)	-	-	-	-	(169)
	Restructuring charges	(14)	(83)	(117)	(42)	(58)	(314)
	Asset impairment and provisions charges	(185)	-	(42)	(13)	-	(240)
Gains (losses) on disposals of assets		-	(1,556)*	-	-	-	(1,556)
	Other items	(70)	(60)	(9)	(6)	-	(145)
Total		(438)	(1,699)	1,040	115	(58)	(1,040)

*Of which $1,379 million related to the impact of the TotalEnergies' interest sale of Petrocedeño to PDVSA.

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2021	September 30, 2022
Number of treasury shares	33,841,104	94,357,781
Percentage of share capital	1.28%	3.60%
Of which shares acquired with the intention to cancel them	30,665,526	94,177,672
Of which shares allocated to TotalEnergies share performance plans for Company employees	3,103,018	91,335
Of which shares intended to be allocated to new share performance or purchase options plans	72,560	88,774

Dividend

The Board of Directors of April 27, 2022 decided to increase interim dividends by 5% and consequently set the first interim dividend for the fiscal year 2022 at €0.69 per share. The ex-dividend date of this intermin dividend was September 21, 2022 and it was paid in cash on October 3, 2022.

Moreover, the Board of Directors of July 27, 2022 decided to set the amount of the second interim dividend for the 2022 fiscal year at 0.69 euro per share, i.e an amount equal to the aforementioned first interim dividend. The ex-dividend date of the second interim dividend will be January 2, 2023 and it will be paid in cash on January 12, 2023.

Furthermore, the Board of Directors of October 26, 2022 decided to set the amount of the third interim dividend for the 2022 fiscal year at 0.69 euro per share, i.e an amount equal to the first and second interim dividends for the same fiscal year. The ex-dividend date of the third interim dividend will be March 22, 2023 and it will be paid in cash on April 3, 2023.

Dividend 2022	First interim	Second interim	Third interim
Amount per share	€0.69	€0.69	€0.69
Set date	April 27, 2022	July 27, 2022	October 26, 2022
Ex-dividend date	September 21, 2022	January 2, 2023	March 22, 2023
Payment date	October 3, 2022	January 12, 2023	April 3, 2023

Finally, following its decisions of September 28, 2022, the Board of Directors of October 26, 2022 confirmed the distribution of a special interim dividend of €1 per share. The ex-dividend date of the special interim dividend will be December 6, 2022 and it will be paid in cash on December 16, 2022.

Special interim dividend
Amount per share	€1
Ex-dividend date	December 6, 2022
Payment date	December 16, 2022

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €2.52 per share for the 3rd quarter 2022 (€2.03 per share for the 2nd quarter 2022 and €1.46 per share for the 3rd quarter 2021). Diluted earnings per share calculated using the same method amounted to €2.50 per share for the 3rd quarter 2022 (€2.03 per share for the 2nd quarter 2022 and €1.44 per share for the 3rd quarter 2021).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

On January 17, 2022, TotalEnergies SE issued perpetual subordinated notes:

-	Perpetual subordinated notes 2.000% callable in April 2027, or in anticipation in January 2027 (€1,000 million); and

-	Perpetual subordinated notes 3.250% callable in January 2037, or in anticipation in July 2036 (€750 million).

On May 18, 2022, TotalEnergies SE fully reimbursed the residual nominal amount of €1,750 million of its perpetual subordinated notes 3.875% issued in May 2016, on their first call date.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	9 months 2022	9 months 2021
Actuarial gains and losses	187	446

Change in fair value of investments in equity instruments	114	(27)

Tax effect	(40)	(149)
Currency translation adjustment generated by the parent company	(11,776)	(5,302)
Sub-total items not potentially reclassifiable to profit and loss	(11,515)	(5,032)

Currency translation adjustment	5,406	3,037
- unrealized gain/(loss) of the period	5,499	3,198
- less gain/(loss) included in net income	93	161

Cash flow hedge	4,217	504
- unrealized gain/(loss) of the period	4,801	337
- less gain/(loss) included in net income	584	(167)

Variation of foreign currency basis spread	79	(2)
- unrealized gain/(loss) of the period	49	(39)
- less gain/(loss) included in net income	(30)	(37)

Share of other comprehensive income of equity affiliates, net amount	2,655	635
- unrealized gain/(loss) of the period	2,609	634
- less gain/(loss) included in net income	(46)	(1)

Other	(19)	1

Tax effect	(1,483)	(157)
Sub-total items potentially reclassifiable to profit and loss	10,855	4,018
Total other comprehensive income (net amount)	(660)	(1,014)

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2022			9 months 2021
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	187	(49)	138	446	(141)	305
Change in fair value of investments in equity instruments	114	9	123	(27)	(8)	(35)
Currency translation adjustment generated by the parent company	(11,776)	-	(11,776)	(5,302)	-	(5,302)
Sub-total items not potentially reclassifiable to profit and loss	(11,475)	(40)	(11,515)	(4,883)	(149)	(5,032)
Currency translation adjustment	5,406	-	5,406	3,037	-	3,037
Cash flow hedge	4,217	(1,463)	2,754	504	(155)	349

Variation of foreign currency basis spread	79	(20)	59	(2)	(2)	(4)
Share of other comprehensive income of equity affiliates, net amount	2,655	-	2,655	635	-	635
Other	(19)	-	(19)	1	-	1
Sub-total items potentially reclassifiable to profit and loss	12,338	(1,483)	10,855	4,175	(157)	4,018
Total other comprehensive income	863	(1,523)	(660)	(708)	(306)	(1,014)

5) Financial debt

The Company has not issued any new senior bond during the first nine months of 2022.

The Company reimbursed four senior bonds during the first nine months of 2022:

-	Bond 2.875% issued by TotalEnergies Capital International in 2012 and maturing in February 2022 ($1,000 million)

-	Bond 1.125% issued by TotalEnergies Capital Canada in 2014 and maturing in March 2022 (€1,000 million)

-	Bond 2.250% issued by TotalEnergies Capital International in 2015 and maturing in June 2022 (£400 million)

-	Bond 3.125% issued by TotalEnergies Capital in 2010 and maturing in September 2022 (€500 million).

On March 4, 2022, the Company put in place a committed syndicated credit line with banks for an amount of $8,000 million and with a 12-month tenor (with the option to extend its maturity twice by a further 6 months at TotalEnergies SE’ hand).

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first nine months of 2022.

The impact of the Russian-Ukrainian conflict on transactions with related parties in Russia is described in paragraph 7 Other risks and commitments.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

Russian-Ukrainian conflict

Since the month of February 2022, Russia's invasion of Ukraine led European and American authorities to adopt several sets of sanctions measures targeting Russian and Belarusian persons and entities, as well as the financial sector.

TotalEnergies holds investments in this country in major LNG projects (Yamal LNG and Arctic LNG 2) both directly and through its holding in the company PAO Novatek, whose production and sale of LNG are not materially impacted by the sanctions adopted as of the date hereof.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities could be required to take, the activities of TotalEnergies in Russia could be affected in the future.

TotalEnergies announced on March 1, 2022, that it condemned Russia's military aggression against Ukraine, and that sanctions that will be implemented by the Company regardless of the consequences on its asset management.

On March 22, 2022, TotalEnergies announced that, given the uncertainty created by the technological and financial sanctions on the ability to carry out the Arctic LNG 2 project currently under construction and their probable tightening with the worsening conflict, TotalEnergies SE had decided to no longer book proved reserves for the Arctic LNG 2 project.

Since then, on April 8,2022, new sanctions have effectively been adopted by the European authorities, notably prohibiting export from European Union countries of goods and technology for use in the liquefaction of natural gas benefitting a Russian company. It appears that these new prohibitions constitute additional risks on the execution of the Arctic LNG 2 project.

As a result, TotalEnergies recorded, in its accounts as of March 31, 2022, an impairment of $(4,095) million, concerning notably Arctic LNG 2.

The potential impact of international sanctions on the value of TotalEnergies’ stake in Novatek led the Company to identify indications of impairment. The impairment tests performed as of June 30, 2022 and then as of September 30, 2022 in order to determine the value in use based on future cash flows, taking into account assumptions reflecting the impact of sanctions on future cash flows, led TotalEnergies to record an impairment charge of $(3,513) million as of June 30, 2022 and an additional impairment charge of $(3,056) million as of September 30, 2022.

On July 18, 2022, TotalEnergies agreed to sell to Novatek TotalEnergies' 49% interest in Terneftegaz, which operates the Termokarstovoye gas and condensates field in Russia, on economic terms enabling TotalEnergies to recover the outstanding amounts invested in the field. This transfer was finalized on September 15, 2022.

The table below presents the contribution of Russian assets to the key income and cash flow indicators:

Russian Upstream Assets (M$)	3rd quarter 2022	2nd quarter 2022	9 months 2022	2021
Net income (TotalEnergies share)	(1,907)	(3,202)	(8,113)	1,995
Cash flow from operations	349	368	748	1,163

Capital Employed1 by TotalEnergies in Russia as of September 30, 2022 was $6,110 million after taking into account the $(3,056) million impairment in the third quarter 2022.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.

1 Capital Employed consists of non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.